EXHIBIT 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Announces Filing and Availability of 2023 Annual
Report on Form 20-F

Ottawa, ON, April 19, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, announced today that its Annual Report on Form 20-F for the year ended December 31, 2023 has been filed with the Securities and Exchange Commission (“SEC”) and is available on the Company’s website https://senstartechnologies.com in the Investors section under SEC Filings, as well as from the SEC’s website www.sec.gov. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly, Chief Financial Officer	Kim Rogers
+1-613-839-5572	1-541-904-5075
Alicia.Kelly@senstar.com	Kim@HaydenIR.com